

Mail Stop 3030

December 30, 2015

Via E-mail
James A. Lico
President and Chief Executive Officer
Fortive Corporation
6920 Seaway Blvd.
Everett, WA 98203

>   **Re: Fortive Corporation**
>   **Registration Statement on Form 10**
>   **Filed December 3, 2015**
>   **File No. 001-37654**

Dear Mr. Lico:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have further comments.

Form 10

1.   File a materially complete document as your next amendment, including all required exhibits. In particular, complete the missing information from the significant number of blanks and describe your anticipated financing arrangements, currently only referenced on page 120 of Exhibit 99.1.

Exhibit 99.1

Reasons for the Separation, page 7

2.   Disclose why the board determined to complete the separation at this time if the conditions supporting the decision have existed previously.

Certain contracts that will need to be assigned from Danaher, page 22

3.   Please identify the contracts that create the risk described.

Management's Discussion and Analysis, page 41

4.   Please quantify the extent to which the agreements to be executed in connection with the separation will cause expenses to differ from your historic expenses.

2013 Compared to 2012, page 50

5.   We note your reference to increased demand in the Middle East. Please tell us in which country you have received orders.

2014 Summary Compensation Table, page 91

6.   We note the reference in footnote (3) on page 91 and the reference in the third paragraph on page 95 to Danaher's Form 10-K. Please revise to include all required disclosure within the Form 10 or properly incorporate such information by reference, if you are eligible to do so.

Agreements with Danaher, page 103

7.   Please disclose the duration of the agreements. .

Trading Between the Record Date and Distribution Date, page 115

8.   Please disclose what happens to "ex-distribution" and "when-issued" trades if you determine not to proceed with the distribution.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Li Xiao at (202) 551-4391 or Gary Todd, Reviewing Accountant, at (202) 551-3605 if you have questions on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3528 with any other questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: Thomas Greenberg, Esq.